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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 14 2016
Washington DC
413

SEC FILE NUMBER
8-67559

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gogan & Williams, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

166 El Condor Court
(No. and Street)

San Rafael	**CA**	**94903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Williams **415-526-2751**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

AKB

P

OATH OR AFFIRMATION

I, **James H. Williams**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gogan & Williams, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



MATT J. MIRABELLA
Commission # 2034014
Notary Public - California
Marin County
My Comm. Expires Aug 16, 2017

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Gogan & Williams, LLC
(Formerly Heffernan Securities, LLC)

December 31, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members
Gogan and Williams, LLC

We have audited the accompanying statement of financial condition of Gogan and Williams, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Gogan and Williams, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gogan and Williams, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 11, 2016

Gogan & Williams, LLC
(formerly Heffernan Securities, LLC)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	118,381
Accounts receivable		302,275
Total Assets	$	420,656
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	375
Total Liabilities		375
Members' Equity		420,281
Total Liabilities and Members' Equity	$	420,656

See accompanying notes.

Gogan & Williams, LLC
(formerly Heffernan Securities, LLC)

Statement of Income

For the Year Ended December 31, 2015

Revenue	
Referral fees	$ 2,277,961
Total Revenue	2,277,961
Operating Expenses	
Compensation	153,969
Professional fees	51,336
Regulatory fees	11,299
Loss on Investment	25,000
Other operating expenses	18,943
Total Expenses	260,547
Income before income taxes	2,017,414
Provision for income taxes	42,496
Net Income	$ 1,974,918

See accompanying notes.

Gogan & Williams, LLC
(formerly Heffernan Securities, LLC)

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

	Sole Member	Class A	Class B	Class C	Total
Member's Equity at January 1, 2015	$ 449,440	$ -	$ -	$ -	$ 449,440
Taxes Payable converted to equity	256,083	-	-	-	256,083
Distribution	(929,231)	-	-	-	(929,231)
Net income	154,094	-	-	-	154,094
Member's Equity at March 31, 2015	$ (69,614)	$ -	$ -	$ -	$ (69,614)
Transfer of interest	69,614	-	(69,614)	-	-
Contributions	-	75,000	-	10,000	85,000
Distributions	-	-	(1,357,224)	(128,319)	(1,485,543)
Net Income	-	10,586	1,449,269	360,969	1,820,824
Members' Equity at December 31, 2015	$ -	$ 85,586	$ 22,431	$ 242,650	$ 420,281

See accompanying notes.

Gogan & Williams
(formerly Heffernan Securities, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income	$	1,974,918
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on investment		25,000
(Increase) decrease in:		
Accounts receivable		(303,526)
Commission receivable		20,666
Due from HIB		18,009
Increase (decrease) in:		
Accrued expenses		19,146
Accounts payable		(3,738)
Net Cash Provided by Operating Activities		1,750,475
Cash Flows From Investing Activities		
Investment in GRP		(25,000)
Net Cash Used In Investment Activities		(25,000)
Cash Flows from Financing Activities		
Member contributions		85,000
Distributions paid		(2,414,774)
Net Cash Used In Financing Activities		(2,329,774)
Net Decrease in Cash and Cash Equivalents		(604,299)
Cash and cash equivalents at beginning of year		722,680
Cash and Cash Equivalents at End of Year	$	118,381

Supplemental disclosure of noncash operating and financing activities:		
Taxes payable contributed by Class "B" member	$	256,083
Transfer of interest	$	69,614

See accompanying notes.

1. Organization

Gogan & Williams, LLC, purchased an existing broker dealer effective March 31, 2015. The company continues to operate as an accommodating broker dealer receiving referral fees from a broker dealer and an investment advisory firm. The firm has one Class A Member, one Class B Member, and three Class C Members as of December 31, 2015. The company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operated as Heffernan Securities, LLC, through March 16, 2015 and was a wholly owned subsidiary of Heffernan Insurance Brokers (HIB).

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Referral Revenue
The Company earns referral fees from a broker dealer and investment advisory firm. These referral fees are recorded when earned on a trade date basis.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
Effective April 1, 2015, the Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, after March 31, 2015, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to state income tax examination by authorities for years before 2011.

3. Income Taxes

The Company has selected to be taxed as a C corporation through March 31, 2015. As a wholly owned subsidiary of HIB, a C corporation, the Company is included in the consolidated federal and combined state income tax return if HIB for the period through March 31, 2015. The Company has recorded income tax expense as if the Company were filing separate returns. Estimated income tax expense recorded by the Company totaled $256,083 for the year ended December 31, 2015. The Company has no significant temporary differences. The Company evaluated its tax positions and has concluded that there are no significant uncertain tax positions related to the Company for which a reserve by the Company would be necessary as of December 31, 2015.

4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

4. Fair Value Measurements (continued)

Investments
Fair value of investments are based on the fair value of the underlying asset. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used. During 2015, the Company wrote off their investment based on review of financial information. Management does not believe the Company will recover its investment.

Changes in instruments for the year ended December 31, 2015
The table below summarizes the activity for equity securities measured at fair value on a recurring basis for the year ended December 31, 2015:

	Level 1	Level 2	Level 3	Total
Balance at 12/31/14	$ -	$ -	$ -	$ -
Purchases of investments	-	-	25,000	25,000
Total realized loss	-	-	(25,000)	(25,000)
Total assets at fair value	$ -	$ -	$ -	$ -

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $118,006, which exceeded the requirement by $113,006.

6. Member Interests

In accordance with the Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class B Member and Class C Member units, but shall have no right to create a class of units superior to the Class A Units without written consent of the Class A Member, the managing member.

Class "B" and Class "C" Members receive distributions in proportion to their revenue contribution.

7. Risk Concentration

At various times during the year, the Company's cash balances may exceed the FDIC insured limit.

Gogan & Williams, LLC
(Formerly Heffernan Securities, LLC)

Notes to the Financial Statements

December 31, 2015

8. Subsequent Events

The Company has evaluated subsequent events through March 11, 2016, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Gogan & Williams
(formerly Heffernan Securities, LLC)
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

Net Capital		
Total stockholder's equity	$	420,281
Less: Non-allowable assets		
Accounts receivable		302,275
Total non-allowable assets		302,275
Net Capital		118,006
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $374 or $5,000, whichever is greater		5,000
Excess Net Capital	$	113,006

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2015)

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2015	$	66,842
Increase in stockholders' equity		209,467
Increase in non-allowable accounts receivable		(158,303)
Net capital per above computation	$	118,006

See accompanying notes.

Gogan & Williams, LLC
(Formerly Heffernan Securities, LLC)
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Period Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members
Gogan and Williams, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Gogan and Williams, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
March 11, 2016

March 6, 2016

SEA 15c3-3 Exemption Report

I, James H. Williams, President of Gogan & Williams (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,



James H. Williams
President

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members
Gogan and Williams, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Gogan and Williams, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference of $203,944;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $203,944;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Walnut Creek, California
March 11, 2016

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1254*****************ALL FOR AADC 940
067559 FINRA DEC
GOGAN & WILLIAMS
165 EL CONDOR CT
SAN RAFAEL CA 94903

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ ∅

B. Less payment made with SIPC-6 filed (exclude interest) (________)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ ∅

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ∅

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gogan & Williams
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 16.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,074,017

2b. Additions:

(1) [illegible]

(2) [illegible]

(3) [illegible]

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Referral fees 2,074,017

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues Ø

2e. General Assessment @ .0015 Ø

(to page 1, line 2.A.)

SEC
Mail Processing
Section

MAR 14 2016

Washington DC
416

Gogan & Williams, LLC

Annual Audit Report

December 31, 2015